Exhibit 5.1

Fulbright & Jaworski l.l.p.
A Registered Limited Liability Partnership
666 Fifth Avenue, 31st Floor
New York, New York 10103-3198
www.fulbright.com

telephone: (212) 318-3000	facsimile: (212) 318-3400

March 14, 2006

Shells Seafood Restaurants, Inc.
16313 N. Dale Mabry Highway
Suite 100
Tampa, Florida 33618

Ladies and Gentlemen:

We refer to the Registration Statement on Form S-8 (the “Registration Statement”) to be filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), on behalf of Shells Seafood Restaurants, Inc. (the “Company”), relating to the grant of options to purchase an aggregate of 903,528 shares of the Company’s Common Stock, $.01 par value per share (the “Shares”), under the Stock Option Agreement dated November 14, 2005 by and between Shells Seafood Restaurants, Inc. and Leslie J. Christon (the “Agreement”).

As counsel for the Company, we have examined such corporate records, other documents, and such questions of law as we have considered necessary or appropriate for the purposes of this opinion and, upon the basis of such examination, advise you that in our opinion, all necessary corporate proceedings by the Company have been duly taken to authorize the issuance of the Shares pursuant to the Agreement and that the Shares being registered pursuant to the Registration Statement, when issued and paid for under the Agreement in accordance with the terms of the Agreement, will be duly authorized, validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Act.

Very truly yours,

/s/ Fulbright & Jaworski L.L.P.